FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) published in the Newspaper “El Mercurio”, on March 31, 2011, regarding the issuance of cash shares and informing the beginning of the Ordinary Preferential Rights Offering Period.

BANCO DE CHILE

ISSUANCE OF CASH SHARES

Ordinary Preferential Rights Offering Period

It is hereby communicated to Banco de Chile’s shareholders:

a) During the Extraordinary Shareholders Meeting of Banco de Chile, (the issuer) held on January 20, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. Andres Rubio Flores and, dated January 27, 2011, it was agreed to increase the Bank's capital in the amount of Ch$ 240,000,000,000 by means of the issuance of 3,385,049,365 cash shares, without par value, Serie “Banco de Chile-S”. The Superintendency of Banks and Financial Institutions approved the increase of the Bank’s Capital and the reform of the bylaws by means of Resolution N° 60 dated February 7, 2011, which was published in the Official Gazette on February 10, 2011 and registered in document 8,136, N°6,092 of the Registrar of Commerce of the Santiago Public Registrant, year 2011. The shares were registered  in the Securities Register of the Superintendence of Banks and Financial Institutions (Registro de Valores de la Superintendencia de Bancos e Instituciones Financieras) with the number 2/2011 on March 14, 2011.

In the Extraordinary Shareholders Meeting held on March 17, 2011, it was agreed the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”, by means of the amendment of the Banks Bylaws. The aforementioned amendment shall be effective upon its approval by the Superintendence of Banks and Financial Institutions and upon the compliance of all other legalizations formalities. In addition, the transformation of the shares series “Banco de Chile-S” will be registered in time in the Securities Register of the Superintendence of Banks and Financial Institutions.

b) During this Ordinary Preferential Rights Offering Period, 2,212,558,759 shares, of which 1,714,816,037 shares are offered to Banco de Chile shareholders, who are entitled to subscribe 0.041005205086 new shares for each share they owned and 497,742,722 shares to the shareholders of series A, B, D and E of Sociedad Matriz del Banco de Chile S.A., who are entitled to subscribe 0.041005274571 new shares for each share they owned. In both cases, shares must be registered in the Registry of Shareholders, on March 25,  2011.

c) These shares are offer at a price of CLP $ 62.00 (sixty two Chilean pesos) per share and shall be subscribed and paid within 30 days counted from the date of this publication.

d) This advertisement established the beginning of the Ordinary Preferential Rights Offering Period. Such period shall be extended for 30 days, ending on April 29, 2011.

e) The advertisement referred in article 104 of the Reglament of the Corporation Law Number 18,046, was published in “El Mercurio” newspaper edited in Santiago, on March 22, 2011.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO